      CENTURY CASINOS, INC.

455 E. Pikes Peak Ave., Suite 210

Colorado Springs, Colorado 80903

July 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:Century Casinos, Inc.
Registration Statement on Form S-3
File No. 333-239723

Acceleration Request

Requested Date: July 23, 2020

Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Century Casinos, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on July 23, 2020, or as soon thereafter as possible. The Company also hereby requests a copy of the written order verifying the effective date.

Thank you for your assistance. If you should have any questions, please contact Douglas R. Wright of Faegre Drinker Biddle & Reath LLP, counsel to the Company, at (303) 607-3671.

Very truly yours,

Century Casinos, Inc.

By:  /s/ Margaret Stapleton

Name:Margaret Stapleton

Title:Chief Financial Officer